EXHIBIT 6

                               Gotham Partners, L.P.
                             237 Park Avenue, 9th Floor
                                New York, NY  10017




                                            October 6, 1995




         Board of Directors
         Rockefeller Center Properties, Inc.
         1270 Avenue of the Americas
         Suite 2410
         New York, New York  10020

         Attention:  Dr. Peter Linneman, Chairman

         Gentlemen:

                   In response to Paine Webber's request for more detailed information regarding our September 28th recapitalization pro-posal, we have attached detailed responses to their questions.
         In addition, we have outlined some further thoughts below.

         Equity Dilution

                   In comparing our proposal with other proposals the REIT has received, we believe a paramount consideration for the Board is the degree to which current equity holders would be diluted. The attraction of a shareholder rights offering is that one can replicate any capital structure by adjusting the amount and type of debt and equity without any dilution to existing shareholders. In contrast, any proposed recapitalization in which an outside investor buys stock at a below market price is inherently dilu-tive to shareholders.

                   For example, instead of our current proposed capital structure, we could, in order to match the capital structure of the Zell transaction, refinance all of the Company's debt with $700,000,000 of new debt and expand the rights offering to raise $250,000,000 of new equity. This modification of the capital structure could be accomplished without any dilution to the ex-isting shareholders.


         Board of Directors
         Rockefeller Center Properties, Inc.
         October 6, 1995
         Page 2



         General Electric Lease Concession/Debt Financing

                   The most recent press release from Equity Office Hold-ings makes reference to the low-cost financing provided by Gen-eral Electric, but does not specify the amount of a lease conces-sion to GE/NBC required to obtain this low-cost financing. In the event that the Gotham proposal were selected, we believe that GE would be willing to negotiate a similar transaction with the Company if the Board and the shareholders deemed it advisable.

         Leverage

                   We understand that the Board has expressed some concern regarding the appropriate amount of leverage for the Company go-ing forward. We believe this decision should be based on a sources and uses comparison and the terms of the debt outstanding rather than a simple comparison of the absolute amount of debt and equity to be raised. In general, a capital structure which gives the Company a substantial cash cushion and includes a sig-nificant component of zero coupon debt may be less risky than a proposal (like the Zell proposal) which contemplates a lower ab-solute amount of debt which requires cash interest payments. In addition, one should also consider the term of the new financing and compare proposals assuming any floating rate-debt is swapped at fixed rates. We believe it is inappropriate to compare the cost of debt in different proposals when one proposal assumes floating rate short-term debt, and another has long-term fixed rate debt.

         Zero Coupon Convertible Debentures

                   In general, we believe there is significant value to the Zero Coupon Debentures and therefore believe it is preferable to leave them outstanding. In particular, the five-year interest deferral, current tax deduction for interest, and the ability to exchange the Zeros for low-cost Floating Rate Notes are valuable features which would be eliminated if they were prepaid. How-ever, if the Board and other shareholders were to conclude, based on other available financing, that the Zeros should be prepaid, we would be happy to modify our proposal to incorporate this change.


         Board of Directors
         Rockefeller Center Properties, Inc.
         October 6, 1995
         Page 3



         Whitehall/Tishman/Rockefeller

                   With regard to the Whitehall/Tishman/Rockefeller pro-posal, we believe the proposed price is inadequate without ad-ditional cash or non-cash consideration, possibly in the form of a participation in the future value of the property.

         Property Management

                   We believe the identity of the property manager is a separate issue from the Company's ideal capital structure and ownership. We have received numerous inquiries from experienced New York owner/managers of real estate who would be excellent candidates for the long-term management and value enhancement of the property. We can identify a property manager to the Board if you thought it would enhance our proposal. As an alternative, we would welcome a property management proposal from Mr. Zell, Dis-ney, and/or Tishman Speyer. Ultimately, we believe property man-agers are interested in managing Rockefeller Center, and are minimally concerned with the composition of the ultimate owner-ship of the property.

                   In summary, we believe that the Board should consider three distinct decisions: (1) which ownership structure offers the least equity dilution to existing shareholders; (2) what is the appropriate amount, type, and term of debt financing, and (3) who is the right property manager to create the maximum long term property value. We are interested in assisting the Company in answering each of these questions and creating maximum share-holder value.

                   We look forward to any comments and questions you may have.

                                  Sincerely,

                                  GOTHAM PARTNERS, L.P.
                                  By:  Section H. Partners, L.P.,
                                       its general partner
                                       By:  Karenina Corp., a general
                                            partner


                                            By:   /s/  William A. Ackman
                                                Name:  William A. Ackman
                                                Title: President


         cc:  David A. Jarvis







                  Required Clarifications to Proposal to RCPI by
                              Gotham Partners, L.P.
                             dated September 28, 1995




         1. Describe and provide a schematic of your proposed struc-ture of RCPI and Newco at each point during and after the proposed transaction.

                   The structure outlined in our proposal letter (the "Preferred Scenario") contemplates the following steps:

         Step 1: Gotham establishes a wholly owned Delaware corpora-tion ("Newco").

         Step 2:   Execution of agreements:
                   -- Merger agreement between RCPI and Newco
                   -- Financing agreement between RCPI and Senior
                        Lender
                   -- Standby purchase agreements between Newco
                        and standby purchasers
                   -- Subordination agreement between Senior
                        Lender and Whitehall
                   -- Amendment to Debenture Purchase Agreement
                        between Whitehall and RCPI
                   -- Warrant and rights exercise agreement between
                        Whitehall and Newco

         Step 3: RCPI mails proxy statement seeking shareholder ap-proval for merger of RCPI into Newco (the
                   "Merger").

         Step 4: Shareholders approve Merger. RCPI calls Current Cou-pon Debentures and Floating Rate Notes for redemp-tion. RCPI issues rights to buy Newco common stock.

         Step 5: Senior financing closes. Floating Rate Notes and Current Coupon Debentures retired. Merger closes. Whitehall exchanges RCPI warrants and SARs for Newco warrants, which Whitehall exercises. Newco closes rights offering.







                   The Preferred Scenario contemplates the participation of Goldman, Sachs & Co. and Whitehall Street Real Estate Lim-ited Partnership V ("Whitehall"). As we discussed in our pro-posal letter, we believe the prospects of a significant divi-dend stream makes it an intelligent economic decision for Whitehall to exercise its warrants and participate in the rights offering on the same terms as other shareholders as an alternative to having the warrants and SARs cashed out in the Merger. In addition, we believe it is a sensible business de-cision for Whitehall to agree to subordinate the 14% Debentures and modify its covenants -- as it had offered to do in connec-tion with Goldman Sachs' earlier rights offering proposal -- as an alternative to having the 14% Debentures prepaid.

                   However, if Goldman and Whitehall do not consent to the Preferred Scenario, we believe an alternative structure exists (the "Alternative Scenario") to enable the transaction to be consummated at the cost of some time delay. Under the Alternative Scenario, (i) the 14% Debentures and the Floating Rate Notes would be retired in June 1996 from the net cash flow generated in the first quarter of 1996 by the proceeds of debtor-in-possession ("DIP") financing that are provided to RCPI, (ii) the merger agreement would provide for the cancella-tion of the Whitehall warrants and SARs in exchange for an amount equal to the difference between the exercise price and the fair market value of the Newco common stock, (iii) Newco would issue $75 million of subordinated debt to replace the 14% Debentures in the Newco capital structure and (iv) Newco would effect an additional $30 million to $50 million rights offering after the Merger to replace up to $47.5 million of equity capi-tal that would have been received by Newco upon exercise of the Newco warrants by Whitehall under the Preferred Scenario. The DIP financing would constitute part of the senior financing contemplated by our proposal.

                   The following sets forth the steps for the Alterna-tive Scenario:

         Step 1: Gotham establishes a wholly owned Delaware corpora-tion, Newco.

         Step 2:   Execution of agreements:
                   -- Merger agreement between RCPI and Newco
                   -- Financing agreement between RCPI and Senior
                        Lender
                   -- Financing agreement between Newco and Subordinated
                        Lender









                   -- Financing agreement between DIP and DIP Lender -- Subordination agreement between Senior Lender and Subordinated Lender
                   -- Standby purchase agreements between Newco
                        and standby purchasers


         Step 3: RCPI mails proxy statement seeking shareholder ap-proval for merger of RCPI into Newco.

         Step 4:   Shareholders approve Merger.

         Step 5: RCPI receives the proceeds from the DIP financing on or prior to March 31, 1996.

         Step 6: RCPI calls Current Coupon Debentures, 14% Debentures and Floating Rate Notes for redemption. RCPI issues rights to buy $105 million of Newco Common Stock.

         Step 7: Floating Rate Notes and 14% Debentures retired in June 1996 at par from net cash flow generated by DIP financing.

         Step 8: RCPI senior financing and Newco subordinated financ-ing close. Current Coupon Debentures redeemed. Merger closes. Whitehall warrants (if not thereto-fore exercised) and SARs cancelled in exchange for an amount based upon difference between exercise price and fair market value of Newco common stock. Newco closes initial rights offering.

         Step 9: Newco conducts additional $30 - $50 million rights offering.

         2. Describe the equity ownership, including number of shares and percentage ownership, on both a primary and fully di-luted ownership basis at each step of your proposed trans-action.

                   The equity ownership for the Preferred Scenario is outlined on Exhibit A. The equity ownership for the Alterna-tive Scenario is outlined on Exhibit B.









                   As shown in Exhibit A, following the consummation of the Preferred Scenario, if all rights are exercised pro rata, public shareholders of RCPI would own 80.1% of the outstanding shares of Newco, and Whitehall would own 19.9%. If no rights are exercised (other than by Whitehall and the standby purchas-ers), the public shareholders would own 57.2%, Whitehall would own 19.9%, and the standby purchasers would own 22.9% (exclud-ing any shares currently owned by the standby purchasers).

                   Under the Alternative Scenario, we have illustrated two versions in Exhibit B based upon whether Whitehall exer-cises its RCPI warrants prior to the Merger. Under the version in which Whitehall exercises its warrants, if the rights in both rights offerings are exercised pro rata by all sharehold-ers, the public shareholders would own 87.1% of the Newco shares outstanding following the transactions with Whitehall owning 12.9%. If such rights are exercised only by Whitehall and the standby purchasers, following the consummation of the transactions the public shareholders would own 57.1%, Whitehall would own 12.9% and the standby purchasers would own 29.9% (ex-cluding any shares currently owned by the standby purchasers) of the outstanding Newco shares.

                   Under the version of the Alternative Scenario in which Whitehall does not exercise its RCPI warrants prior to the Merger, public shareholders would own 93.4% and Whitehall would own 6.6% of the outstanding Newco shares following the transactions assuming the rights are exercised pro rata by all shareholders. If the rights in both rights offerings are exer-cised only by Whitehall and the standby purchasers, following the consummation of the transactions the public shareholders would own 57.6%, Whitehall would own 6.6% and the standby pur-chasers would own 35.8% (excluding any shares currently owned by the standby purchasers) of the outstanding Newco shares.

         3. Describe the assumed timing of each step of you proposed transaction.

                   See response to Question 1. We contemplate that definitive agreements would be executed and proxy material mailed to shareholders by the end of this year or early next year, with the shareholder meeting to be held in the first quarter of 1996. The closing of the Merger would occur by the end of the first quarter of 1996 in the Preferred Scenario; in the Alternative Scenario, the DIP financing would occur by the end of the first quarter, with the Merger closing promptly af-ter the retirement of the 14% Debentures on June 3, 1996.









         4. How would your proposed transaction be integrated into the Borrower's bankruptcy proceeding?

                   We anticipate that there will be no difficulty in negotiating a plan of reorganization which transfers the prop-erty to RCPI on terms that will be satisfactory to us, since we are somewhat flexible as to the method of transfer of the prop-erty as well as the timing of such transfer. As set forth in our responses to Questions 1 and 13, the Alternative Scenario contemplates the obtaining of DIP financing to which the prop-erty would be subject upon its transfer to RCPI, and we know of no major impediment to such financing being arranged on accept-able terms.

         5. Which "major shareholders" have indicated that they will support your proposed transaction?

                   In addition to Gotham Partners, L.P. which owns or has options to acquire 5.6% of the common stock, the following shareholders have indicated publicly or in letters to Gotham, to the Company, or in public statements that they support our proposal.

              Shareholder                   % Ownership
              Leucadia National Corp.            7.1%
              Goodman & Company                  5.0%
              Elliott Associates, L.P.           2.6%
              Dickstein Partners, L.P.           1.6%
              O Hill Partners                    ~2% and ~$50 million of
                                                 Current Pay Convertible
                                                 Debentures

                   In addition, we have received numerous telephone calls and letters from small shareholders who have indicated support for our proposal.

         6. Has Goldman, Sachs or Whitehall agreed to participate in your proposed transaction?

                   We have had several discussions with Goldman Sachs but they have not to date agreed to participate. As noted in the response to question 1, we believe the Alternative Scenario can be consummated without the consent of Goldman Sachs or Whitehall.

         7. Describe Gotham's investment strategy for Rockefeller Cen-ter.









                   Our ultimate goal is to maximize shareholder value by maximizing the long term value of the property. We intend to assist the Company in identifying the highest quality entrepre-neurial management team and designing an incentive structure to best accomplish this goal.

         8.   How would Newco's Board of Directors be structured?

                   We contemplate a seven-member Board consisting of three representatives of Newco's principal stockholders and four independent directors.

         9. What are Gotham's fee and expense estimates with respect to both the equity and debt financings?

              Equity -- Standby commitment fee for up to $150 million
                        rights offering 3%.

              Debt -- Mortgage brokerage 1%, Lender's fees and ex-penses 1-2%.

         10.  Will the proposed rights offering be for RCPI or Newco
              Stock?

                   In order to provide flexibility in view of RCPI's 9.8% ownership limitation and the restrictions placed on the Company under the terms of its agreements with Whitehall and Goldman Sachs, we contemplate that the rights offering will be for Newco stock. The Newco rights would be issued by RCPI to its shareholders and the holders of SARs and warrants prior to the Merger, with the closing of the rights offering to occur immediately after the Merger.

         11. Has Gotham received commitments from standby investors willing to take up the rights which are not exercised in the rights offering?

                   Leucadia National Corp. has publicly announced that it is willing to commit to be the standby investor for the en-tire rights offering.

         12. How will Whitehall's warrants and SARs in RCPI be treated in the proposed transaction?

                   In the Preferred Scenario, the merger agreement would provide for Whitehall to exchange its SARs and warrants for Newco warrants which would be immediately exercised by White-hall.









                   In the Alternative Scenario, the merger agreement would provide for the Whitehall SARs and warrants to be can-celled in exchange for a payment equal to the difference be-tween the fair market value of the Newco common stock and the exercise price of the Whitehall SARs and warrants. Whitehall could also elect to exercise its warrants prior to the consum-mation of the Merger.

         13. If Gotham decides to retire the 14% Debentures using the cash flow sweep provision, how will the ad-ditional $75 million be raised?

                   In the Alternative Scenario, the 14% Debentures would be retired through the provision to RCPI of the proceeds of a DIP financing that would be made on or before March 31, 1996.

         14. Describe the process and timetable for repaying the Float-ing Rate Notes and 14% Debentures?

                   Under the Preferred Scenario, the Floating Rate Notes would be prepaid at the time of the Merger pursuant to their terms, including the 1 1/2% prepayment penalty. The new senior financing would provide the funds for such prepayment. The 14% Debentures would remain outstanding.

                   Under the Alternative Scenario, the Floating Rate Notes and the 14% Debentures would be retired in June 1996 through the net cash flow generated by the proceeds from a DIP financing in the first quarter of 1996.

         15. Has Gotham received a firm commitment for its long term debt financing?

                   We have received an expression of interest from an institutional lender for a minimum of $75,000,000 and a maximum of $150,000,000 of subordinated financing in the Alternative Scenario. This institutional lender has requested confidenti-ality as to its identity. We will separately furnish to RCPI a copy of a letter from this lender detailing the proposed terms of the subordinated financing.

                   We have received an expression of interest for senior debt financing from Credit Lyonnais. Credit Lyonnais has ex-pressed interest in providing a minimum of $300,000,000 of se-nior debt financing up to a maximum of $800,000,000 of financ-ing depending on the ultimate capital structure and the terms of the transfer of the property. Credit Lyonnais has indicated to us that they intend to contact RCPI directly to express their interest in providing this financing.









                   Nomura Asset Capital Corp. ("NAAC") has also ex-pressed interest in providing financing with respect to the Transaction. The amount and terms of the financing are subject to the amount of "underwritable cash flow" the Property gener-ates. NAAC requires further property level due diligence to determine underwritable cash flow.

         16.       What would be all the terms of the new financing?

                   As mentioned above, the terms of the subordinated financing will be furnished separately to RCPI. We are still discussing the terms of the senior financing with several lend-ers. Ultimately, we believe the senior financing will be of-fered at a rate of LIBOR plus 250 basis points or lower for a term of ten years or more, with a one to two percent fee to the lender.

         17. Will the new debt financing be prepayable or contain principal amortization?

                   The terms of the subordinate financing are outlined on the attached letter.

                   The senior financing is likely to be prepayable with-out penalty. We believe it may be appropriate to fix or cap the floating rate interest payments of the loan. In that event, there may be costs associated with unwinding any inter-est rate swaps or caps.

                   The senior debt amortization schedule will probably require amortization such that the total corporate and property-level debt outstanding (net of cash) will not exceed $830,000,000. We anticipate that no principal amortization will be required in 1996, minimal or no amortization in 1997, and thereafter, the amount of amortization will be that re-quired to ensure that net debt does not exceed $830,000,000 during the term of the loan.

         18. How does Gotham propose to replace the short term equity financing currently available in the Zell transaction?

                   In light of the Company's 9.8% restriction, we be-lieve that Paine Webber should identify equity investors who would replace the Zell equity financing. If necessary, we will
         assist Paine Webber in identifying such investors.   Alterna-
         tively, we believe that Mr. Zell may be willing to assume the original Zell put options. We will also participate in and assist RCPI in replacing the $10 million working capital line provided by Zell.









         19. Has Gotham received a financing commitment from third-parties willing to purchase the shares in RCPI it is un-able to purchase due to the 9.8% ownership restriction?

                   See question 18.



















































                                                               Exhibit A

                            SUMMARY OWNERSHIP TABLE

                               Preferred Scenario

                                                                Rights
                                                               Exercised
                                          Newco                  Only by
                                        Ownership               Whitehall
                               RCPI    after Merger   Rights       and
                             Current   and Warrant   Exercised    Standby
                            Ownership   Exercise     by all   Purchasers

       Public                 80.1%       80.1%       80.1%      57.2%

       Whitehall
         Common                0.0%       19.9%       19.9%      19.9%
         Warrants and SARs    19.9%        0.0%        0.0%       0.0%
       Standby Purchasers*     0.0%        0.0%        0.0%      22.9%
         Total               100.0%      100.0%      100.0%     100.0%



                                     (in 000's of shares)

                                                                Rights
                                                               Exercised
                                          Newco                  Only by
                                        Ownership               Whitehall
                               RCPI    after Merger   Rights       and
                             Current   and Warrant   Exercised    Standby
                            Ownership   Exercise     by all   Purchasers

       Public                38,261      38,261     53,565     38,261

       Whitehall
         Common                   0       9,505     13,307     13,307
         Warrants and SARs    9,505           0          0          0
       Standby Purchasers*        0           0          0     15,304
         Total               47,766      47,766     66,872     66,872



       *  Excluding any shares currently owned.




                                                             Exhibit B

                           SUMMARY OWNERSHIP TABLE

                             Alternative Scenario
                       Version 1:  Whitehall exercises
                                     warrants and rights

                                     After $105 MM Rights    After Additional
                                          Offering         $30MM Rights Offering
                                                 Rights                Rights
                                                Exercised              Exercised
                           Newco                  Only by                Only by
                         Ownership               Whitehall              Whitehall
                RCPI    after Merger   Rights       and       Rights       and
              Current  and Warrant   Exercised    Standby    Exercised    Standby
             Ownership   Exercise     by all   Purchasers   by all   Purchasers
  Public       80.1%        90.2%      87.1%      62.2%      87.1%      57.1%

  Whitehall
    Common      0.0%         9.8%      12.9%**    12.9%      12.9%      12.9%
    Warrants    9.8%         0.0%       0.0%       0.0%       0.0%       0.0%
    SARs       10.1%         0.0%       0.0%       0.0%       0.0%       0.0%
  Standby       0.0%         0.0%       0.0%      24.9%       0.0%      29.9%
  Purchas-
  ers*
    Total     100.0%       100.0%     100.0%     100.0%     100.0%     100.0%


                              (in 000's of shares)
                                     After $105 MM Rights    After Additional
                                          Offering         $30MM Rights Offering
                                                 Rights                Rights
                                                Exercised              Exercised
                           Newco                  Only by                Only by
                         Ownership               Whitehall              Whitehall
                RCPI    after Merger   Rights       and       Rights       and
              Current  and Warrant   Exercised    Standby    Exercised    Standby
             Ownership   Exercise     by all   Purchasers   by all   Purchasers
  Public      38,261      38,261     53,565      38,261    58,314     38,261

  Whitehall
    Common         0       4,156      7,958**     7,958     8,664      8,664
    Warrants   4,156           0          0           0         0          0
    SARs       5,349           0          0           0         0          0
  Standby          0           0          0      15,304         0     20,053
  Purchas-
  ers*
    Total     47,766      42,417     61,523      61,523    66,978     66,978


  * Excludes any shares currently owned.
  **Includes rights issued with respect to SARs.




                                                                       Exhibit B

                              SUMMARY OWNERSHIP TABLE

                               Alternative Scenario
                           Version 2: Whitehall does not
                                          exercise warrants

                                     After $105 MM Rights    After Additional
                                          Offering         $50MM Rights Offering
                                                 Rights                Rights
                                                Exercised              Exercised
                                                 Only by                Only by
                                                Whitehall              Whitehall
                RCPI        Newco       Rights       and       Rights       and
              Current    Ownership    Exercised    Standby    Exercised    Standby
             Ownership after Merger   by all   Purchasers   by all   Purchasers
  Public       80.1%       100.00%     93.4%      66.7%      93.4%      57.6%

  Whitehall
    Common      0.0%         0.0%       6.6%**     6.6%       6.6%       6.6%
    Warrants    9.8%         0.0%       0.0%       0.0%       0.0%       0.0%
    SARs       10.1%         0.0%       0.0%       0.0%       0.0%       0.0%
  Standby       0.0%         0.0%       0.0%      26.7%       0.0%      35.8%
  Purchas-
  ers*
    Total     100.0%       100.0%     100.0%     100.0%     100.0%     100.0%

                                (in 000's of shares)

                                     After $105 MM Rights    After Additional
                                          Offering         $50MM Rights Offering
                                                 Rights                Rights
                                                Exercised              Exercised
                                                 Only by                Only by
                                                Whitehall              Whitehall
                RCPI        Newco       Rights       and       Rights       and
              Current    Ownership    Exercised    Standby    Exercised    Standby
             Ownership after Merger   by all   Purchasers   by all   Purchasers

  Public      38,261       38,261     53,565     38,261     62,053     38,261

  Whitehall
    Common         0            0      3,802**    3,802      4,405      4,405
    Warrants   4,156            0          0          0          0          0
    SARs       5,349            0          0          0          0          0
  Standby          0            0          0     15,304          0     23,792
  Purchas-
  ers*
    Total     47,766       38,261     57,367     57,367     66,458     66,458

  * Excludes any shares currently owned.
  **Includes rights issued with respect to SARs.

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